As filed with the Securities and Exchange Commission on November 30, 2022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2
SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 16, 2022, as amended by Amendment No. 1 ("Amendment No. 1") thereto, filed with the Commission on November 4, 2022 (the “Schedule TO”) by Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in the State of Maryland (the “Company”), relating to the offer by the Company to purchase up to 1,099,918 shares of its issued and outstanding common stock, par value $0.01 per share (the “Shares”) (which amount represents 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year ended June 30, 2022). The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”), and expired at 4:00 p.m., Eastern Time, on October 26, 2022.

In Amendment No. 1, the Company reported a total of 708,877 Shares were validly tendered and not withdrawn pursuant to the Offer, and the Company purchased all 708,877 Shares validly tendered and not withdrawn at a price equal to $11.55 per Share, for an aggregate purchase price of approximately $8,187,530.

However, due to an administrative error in connection with processing the shares tendered for repurchase, 988 shares (the “Additional Shares”) that were validly tendered were not reported to the Company for repurchase. The Company and its transfer agent subsequently arranged for the repurchase of the Additional Shares in accordance with the terms of the Offer.

Consequently, the Company now files this Amendment No. 2 to report that as of the date hereof and in accordance with the terms of the Offer, the Company has repurchased a total of 709,865 Shares in connection with the Offer, including 988 of the Additional Shares, that were validly tendered and not withdrawn, at a price equal to $11.55 per Share (the Company’s net asset value per Share as of October 21, 2022), for an aggregate purchase price of approximately $8,198,937.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated September 16, 2022.*
99(a)(1)(B)	Letter of Transmittal (including Instructions to Letter of Transmittal).*
99(a)(1)(C)	Notice of Tender Cancellation.*
99(a)(1)(D)	Letter to Stockholders, dated September 16, 2022.*
EX-FILING FEES	Calculation of Filing Fees Table.*

*Previously filed with the Schedule TO on September 16, 2022.
**Filed herewith.